Mail Stop 6010

June 15, 2007

Mr. Gerald S. Blaskie
Chief Financial Officer
Superconductive Components, Inc.
2839 Charter Street
Columbus, Ohio 43228

      Re: Superconductive Components, Inc.
             Form 10-KSB for the Fiscal Year Ended December 31, 2006
             File No. 000-31641

Dear Mr. Blaskie:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant